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                                                                Exhibit (a)(32)


             ICAHN UNIT ANNOUNCES EXTENSION OF EXPIRATION DATE OF
                    TENDER OFFER FOR HALLWOOD REALTY UNITS

        New York, New York, April 16, 2004. High River Limited Partnership ("High River"), an affiliate of Carl C. Icahn, today announced that, in response to the press release of Hallwood Realty Partners, L.P. (AMEX: HRY) (the "Partnership") announcing a merger agreement with HRPT Properties Trust, it is extending the expiration date of its tender offer (the "Offer") for any and all of the limited partnership units ("Units") of the Partnership until 5:00 pm, New York City time, on Friday, April 23, 2004, unless the Offer is extended to a later date and time. High River will take this time to review the merger agreement once it is made available publicly.

Approximately 39,489 Units have been tendered pursuant to the tender offer as of the close of business on April 15, 2004.